

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Joseph Kauder
Chief Financial Officer
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704

  Re: Banc of California, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 27, 2023
    File No. 001-35522

Dear Joseph Kauder:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. Please advise us how you plan to consider, in your future filings, the disclosures on the comments issued on the Form S-4.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance